SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

1934

For the month of May, 2016	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit

99.1	Shareholders’ Report

99.2	Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings

99.3	Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 – Shelf Distributions

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc.
(Registrant)

Date: May 11, 2016	By	/s/ “Troy Krushel”
Troy Krushel,
Assistant Vice-President and
Senior Counsel